SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on May 21, 2015

ROYAL DUTCH SHELL PLC

BOARD COMMITTEE CHANGES

Royal Dutch Shell plc announces the following changes to the membership of its Board Committees:

AUDIT COMMITTEE

Euleen Goh, a Non-executive Director, has been appointed Chairman of the Audit Committee in succession to Guy Elliott with effect from January 1, 2016. Mr Elliott to continue as a member of the Committee.

CORPORATE AND SOCIAL REPONSIBILITY COMMITTEE

Hans Wijers, Deputy Chairman and Senior Independent Director, has been appointed Chairman of the Corporate and Responsibility Committee in succession to Charles O. Holliday with effect from May 20, 2015.

NOMINATION AND SUCCESSION COMMITTEE

Charles O. Holliday has been appointed Chairman of the Nomination and Succession Committee following his appointment as Chairman of the Board.

REMUNERATION COMMITTEE

Patricia A. Woertz, a Non-executive Director, has been appointed a member of the Remuneration Committee in succession to Charles O. Holliday with effect from May 20, 2015.

Following these changes, the membership of each of the Board Committees is as follows:

COMMITTEE	MEMBERSHIP

Audit Committee	Guy Elliott (Chairman) Euleen Goh (Chairman ) (1) Gerard Kleisterlee Linda G. Stuntz

Corporate and Social Responsibility Committee	Hans Wijers (Chairman) Sir Nigel Sheinwald Patricia A. Woertz Gerrit Zalm

Nomination and Succession Committee	Charles O. Holliday (Chairman) Guy Elliott Hans Wijers

Remuneration Committee	Gerard Kleisterlee (Chairman) Patricia A. Woertz Gerrit Zalm

(1)	With effect from January 1, 2016.

May 21, 2015

Mark Edwards

Deputy Company Secretary

Royal Dutch Shell plc

ENQUIRIES

MEDIA

International: +44 (0) 207 934 5550

USA: +1 713 241 4544

INVESTOR RELATIONS

International: + 31 (0) 70 377 4540

North America: +1 832 337 2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	M Edwards
Name: M Edwards
Title: Deputy Company Secretary

Date: May 21, 2015